 American Patriot
Financial Group, Inc. (Logo)

October 31, 2008

United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC  20549

Re:          American Patriot Financial Group, Inc.
Form 10-K for fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-50771

Dear Sir or Madam:

We have received your comment letter dated October 24, 2008.  We will incorporate your comments regarding disclosures under SFAS 114 in our future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2008.  Below are our responses to the specific comments raised in your letter of October 24, 2008.

1.           Please refer to paragraph 20 of SFAS 114 and disclose in future filings, beginning with your September 30, 2008 Form 10-Q:

•	The total recorded investment in impaired loans;

We will include additional disclosures following the guidance provided in paragraph 20 of SFAS 114 regarding our total recorded investment in impaired loans in our future filings.

•	The specific events and circumstances that occurred during the respective period end that caused the fluctuation in impaired loans;

We will include additional disclosures following the guidance provided in paragraph 20 of SFAS 114 regarding the specific events and circumstances that occurred during the respective period end that caused a fluctuation in our impaired loans in our future filings.

•	The total recorded investment in impaired loans for which there is a related allowance for credit losses;

We will include additional disclosures following the guidance provided in paragraph 20 of SFAS 114 regarding our total recorded investment in impaired loans for which there is a related allowance for credit losses in our future filings.

•	The total recorded investment for which there is not related allowance for credit losses; and

We will include additional disclosures following the guidance provided in paragraph 20 of SFAS 114 regarding our total recorded investment for which there is no related allowance for credit losses in our future filings.

•	If you have determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event we determine that no specific valuation allowance was necessary during a specific period, following the guidance provided in paragraph 20 of SFAS 114, we will include the substantive reasons to support this conclusion in our relevant reports.

If you have any questions regarding our responses, or any further comments regarding this issue, please do not hesitate to contact us.

Sincerely,

/s/Jerry A. Simmerly
Jerry A. Simmerly
President and Chief Executive Officer